UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                       REPORT FOR PERIOD
CSW International, Inc.                               October 1, 2000 to
Dallas, Texas  75202                                  December 31, 2000


File No.  070-9091                                    PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887,  CSW Energy and CSW  International  are authorized to enter
into  agreements  to  provide  energy-related   services  to  certain  associate
companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company.
          Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 26th day of February, 2001.

                                           CSW Energy, Inc.
                                         CSW International, Inc.
                                          /s/   Armando Pena
                                                Armando Pena
                                                Treasurer

Exhibit A

                                   CSW Energy, Inc.
                                    Balance Sheet
                                  December 31, 2000
                                     (Unaudited)
                                       ($000's)


Assets

Current Assets
   Cash and cash equivalents                                         $20,388
   Accounts receivable                                                42,741
   Prepaid expenses                                                    8,962
                                                                  -----------

               Total current assets                                   72,091


Investments In and Advances to Energy Projects                       139,174

Notes Receivable - Affiliate                                         195,170

Other Assets
  Construction in progress and project development costs             210,102
  Property, Plant, and Equipment, net                                202,589
  Other - net                                                         14,137
                                                                  -----------

               Total other assets                                    426,828
                                                                  -----------

                  Total assets                                      $833,263
                                                                  ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                  $27,646
   Accrued liabilities and other                                       5,615
                                                                  -----------

               Total current liabilities                              33,261

Notes Payable - Affiliate                                            358,128

Long Term Debt                                                       199,969

Deferred Income Taxes                                                 51,704

Other                                                                 31,206
                                                                  -----------

               Total liabilities                                     674,268


Minority Interest                                                         64

Shareholder's Equity
   Common stock                                                            1
   Additional paid-in-capital                                        108,139
   Accumulated retained earnings                                      50,791
                                                                  -----------

               Total shareholder's equity                            158,931
                                                                  -----------

                  Total liabilities and shareholder's equity        $833,263
                                                                  ===========

Exhibit B

                             CSW International, Inc.
                           Consolidated Balance Sheet
                               December 31, 2000
                                   (Unaudited)
                                    ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                               $ 1,588,241
       General plant                                                 298,291
                                                             -----------------
             Total Electric Plant                                  1,886,532
       Less - Accumulated depreciation                              (685,658)
                                                             -----------------
             Total Fixed Assets                                    1,200,874

Current Assets
       Cash and cash equivalents                                      78,350
       Short-term investments                                         10,730
       Accounts receivable                                           254,848
       Notes receivable                                               59,864
       Inventories                                                    13,147
       Other current assets                                           84,470
                                                              ----------------
             Total Current Assets                                    501,409

Other Assets
       Goodwill                                                    1,192,999
       Prepaid benefit costs                                          49,418
       Notes receivable                                               26,031
       Equity investments and other                                  200,099
                                                             -----------------
             Total Other Assets                                    1,468,547

             Total Assets                                        $ 3,170,830
                                                             =================

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                      $ 1
       Paid-in capital                                               829,000
       Retained earnings                                             338,868
       Foreign currency translation and other                        (60,130)
                                                             -----------------
                                                                   1,107,739

       Long-term debt                                              1,037,726

Current Liabilities
       Accounts payable                                              109,471
       Advances from affiliates                                      188,394
       Accrued interest payable                                       22,380
       Loan notes                                                     17,584
       Accrued taxes payable                                          73,833
       Customer prepayments                                           61,150
       Current portion of long term debt                              11,024
       Other                                                         245,057
                                                            -----------------
                                                                     728,893
Deferred Credits
       Deferred tax liability                                        272,348
       Other                                                          24,124
                                                           -----------------
             Total Deferred Credits                                  296,472

                                                           -----------------
             Total Capitalization and Liabilities                $ 3,170,830
                                                           =================

Exhibit C

                                CSW Energy, Inc.
                               Statement of Income
                  For the Twelve Months Ended December 31, 2000
                                   (Unaudited)
                                    ($000's)



OPERATING REVENUE:
              Electric revenues                                    $86,774
              Equity in Income from energy projects                 15,068
              Operating and mantenance contract services            12,809
              Construction contract revenue                         76,628
              Other                                                  5,879
                                                               --------------
                          Total operating revenue                  197,158


OPERATING EXPENSES:
              Fuel                                                  60,567
              Operating, maintnance and supplies                     7,140
              Depreciation and amortization                          3,053
              Salaries, wages and benefits                          12,855
              Construction contract expenses                        96,711
              General and administrative                            10,749
              Operating and maintenance contract services            7,629
                                                              --------------
                          Total operating expenses                 198,704

INCOME FROM OPERATIONS                                              (1,546)

OTHER INCOME (EXPENSE)
              Interest income                                       38,277
              Interest expense                                     (42,015)
              Other, net                                               144
                                                             --------------
                          Total other (expense)                     (3,594)

INCOME  BEFORE INCOME TAXES                                         (5,140)

PROVISION  FOR INCOME TAXES                                         (3,560)
                                                             --------------

               Net income                                         $ (1,580)
                                                             ==============

Exhibit D

                             CSW International, Inc.
                        Consolidated Statement of Income
                  For the Twelve Months Ended December 31, 2000
                                   (Unaudited)
                                    ($000's)


Operating Revenues
     Electric revenues                                        $ 1,263,802
     Other diversified                                            335,468
                                                          -----------------

                                                                1,599,270

Operating Expenses
     Cost of electric sales                                       823,178
     General and administrative                                   294,215
     Depreciation and amortization                                111,024
     Other diversified                                            232,953
                                                           ----------------

                                                                1,461,370
                                                          -----------------

Operating Income                                                  137,900

Other Deductions and (Income)
     Interest expense                                             110,620
     Interest income                                              (11,630)
     Investment income                                             (1,059)
                                                         ------------------

                                                                   97,931
                                                         ------------------

Income Before Income Taxes                                         39,969

Provision for Income Taxes                                        (28,292)
                                                         ------------------

Net Income                                                       $ 68,261
                                                         ==================


Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2000



                    Associate             Associate                                                              Dollar Amount
                    Company               Company              Receiving               Receiving    Types of      of Services
   Reporting        Providing             Receiving            Company                 Company      Services      Provided
    Company         Services              Services             Owner                   Location     Rendered       (000's)
-----------------   -------------------  --------------------- --------------------    ----------   ------------  -----------

CSW Energy, Inc.    Industry and           Sweeny Cogeneration CSW Energy, Inc.and     Texas        Engineering   $ 3,205
                     Energy Associates     Limited Partners    General Electric Capital


CSW Energy, Inc.    Diversified Energy     Industry and Energy CSW Energy, Inc.        Maine       Construction       886
                    Contractors,LP         Associates LLC                                           Management


CSW Energy, Inc.    Industry and Energy    Eastex Cogeneration CSW Energy, Inc.        Texas       Engineering        169
                    Associates              Limited Partners